DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, ~~~~herlands
Telephone (31~~~~~~~~~~~~5 5740680
In
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DSM 🔵

91. 07028605

Heerlen (NL), 30 November 2007

DSM - Repurchase of shares (week 48)

Royal DSM N.V. has repurchased 709,000 of its own shares in the period from 22 November 2007 up to and including 28 November 2007 at an average price of EUR 32.74. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 23.2 million.

The total number of shares repurchased under the first phase of this program to date is 5,723,708 shares for a total consideration of EUR 211.2 million.

SUPPL

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

PROCESSED
DEC 1 7 2007
THOMSON FINANCIAL

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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